EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is dated June 2, 2025 and is between GATC Health Corp, a Wyoming corporation with a place of business at 13894 S. Bangerter Parkway, Draper Utah 84020 (the “Company”) and Gerald A. DeCiccio (the “Employee”).  Each of the Company and Employee may be referred to herein as a “Party”) and collectively as the “Parties”).

Section 1. Employment. The Company hereby employs Employee as the Company’s Chief Financial Officer and its principal financial and accounting officer.

Section 2. Additional Employment Terms. Employee shall report and be supervised by the Board of Directors.  The location at which the Employee’s services will be primarily employed shall be at the discretion of Employee, but Employee shall devote at least one day per month at the Company’s Irvine, California office or its Utah office to coordinate his efforts with the remainder of the management team. The Employee hereby promises to perform and discharge well and faithfully his duties as an employee. During the Term of this Agreement the Employee shall devote the majority of his working time as reasonably required for the performance of his duties in the business of the Company; provided, however, that Employee may devote time to outside business, charitable enterprises or governmental advisory services, provided that such activities do not conflict with the Company’s business. The Employee hereby accepts such employment upon the terms and conditions of this Agreement.

Section 3. Term. The term of this Agreement and its provisions herein shall commence on the date first set forth above (the “Effective Date”).  This Agreement shall continue for a period of twelve months from the Effective Date unless previously terminated in accordance with the provisions of Section 5 of this Agreement.  At the conclusion of the initial twelve-month period, this Agreement shall automatically renew on a month to month basis or as further agreed in writing between the Parties.

Section 4. Compensation. For all services rendered by the Employee under this Agreement, the Company shall pay the Employee a salary and fringe benefits as follows:

(a)Base Salary. The Company shall pay the Employee a salary at monthly rate of $5,000 in cash, payable no less than monthly or such period as may be provided for under the Company’s then current payroll practices. The salary set forth in the preceding sentence shall be subject to discretionary increase based on Employee’s performance and the Company’s financial condition and results of operations, and as determined by the Board of Directors.

(b)Benefits. The Employee shall be entitled to participate with other officers and employees of the Company in all fringe benefit plans or other arrangements authorized and adopted from time to time, unless Employee shall elect in writing not to participate.

(c)Expenses. The Company shall either pay directly or reimburse Employee for reasonable and appropriate travel, entertainment, and other business expenses incurred by Employee in the performance of his duties hereunder, provided that the incurring of such expenses shall be subject to such policies as shall be established by the Board of Directors of the Company from time to time.  The Company shall also reimburse Employee for reasonable and appropriate telephone, cellular telephone, internet, copying, supplies, travel, and other similar expense incurred by the Employee as a result of conducting the business of the Company, whether performed at his residence in Wyoming or in any office space leased by the Company.  Employee will submit to the Company such documentation to substantiate such expenses as the Company shall reasonably request.

(d)Stock Options. The Employee will receive options to purchase 100,000 shares of Company Common Stock at an exercise price of $5 per share, vesting over four years, on the same terms as all other employees. These terms include an acceleration of vesting upon a change of control of the Company.

(f)Vacation. Employee shall be entitled to three (3) weeks of vacation with pay during each fiscal year (the Company’s fiscal year ended December 31) prorated if Employee’s relationship with the Company does not continue for a full fiscal year.  Vacation days may be taken at any time in each fiscal year during the term of this Agreement, consistent with the discharge of Employee’s duties as an executive employee of the Company.  Absences from work because of occasional sickness, medical or dental appointments, or legal holidays in the United States shall not be considered as vacation time.  Vacation days shall accumulate and carry over from one year to the next, except that cumulative vacation time including annual vacation entitlement and carry-over time due Employee cannot exceed a total of 240 hours.  It is agreed that the taking of continuous vacation time in excess of two weeks in duration is not to interfere with business duties.

Section 5. Termination. The following paragraphs define the Company’s obligations upon termination of Employee.

(a)Death. In the event of Employee’s death during the term hereof, this Agreement shall terminate immediately and, except as expressly set forth in this paragraph, the Company shall have no further liability hereunder to Employee or his estate.  Employee’s estate shall have the right to exercise any stock options that vested prior to Employee’s death pursuant to the terms of the option grant.

(b)Permanent Disability. In the event that Employee becomes totally disabled during the term hereof and such total disability continues for a period in excess of sixty (60) days, whether consecutive or in the aggregate, during any twelve (12) month period, at the end of such period of disability, the Employee shall be considered as permanently disabled and this Agreement may be terminated at that time.  Except as expressly set forth in this paragraph, the Company shall have no further liability hereunder to Employee.  The Company shall, however, continue to pay to Employee his compensation as defined in Section 3 for a period of six (6) months as severance pay hereunder, commencing with the expiration of the first sixty (60) day period of such disability.  Employee shall be considered as totally disabled if and when, because of injury, illness or physical or mental disability, he is prevented from efficiently or effectively performing the duties of his employment.  The determination of total disability shall be made by the Board of Directors of the Company, but said decision shall not be unreasonable or arbitrary and shall be supported by the opinion (at the Company’s expense) of at least one licensed physician unless Employee, without justification, fails to submit to the necessary physical or mental examinations.  It is understood that Employee’s occasional sickness of short duration shall not result in Employee being considered totally disabled, and Employee shall continue to be compensated hereunder during such periods of occasional sickness so long as they shall not exceed the above period of time.

(c)Termination for Without Cause.  The Company may terminate this Agreement at any time in its sole discretion, and in such event, the Employee shall be paid until the end of the Term at his then-current salary as severance pay. Upon the payment of such severance pay, the Company shall have no further liability hereunder to Employee.

(d)Involuntary Termination for Cause. The Company may terminate this Agreement for Cause.  For the purposes of this Agreement, a termination for “Cause” shall mean a termination resulting from a determination by  the Company’s board of Directors that Employee (i) has committed a criminal act or act of moral turpitude that would materially injure the Company or its reputation or, (ii) has intentionally or willfully breached his duties hereunder in a material respect and has failed to cure the same within thirty (30) days after receiving written notice of such breach from the Board of Directors of the Company.  In the event of termination for cause, the Company shall have no further liability hereunder to Employee from and after the date of such termination.

Section 6. Intellectual Property.

(a)The Employee acknowledges that Employee has been engaged on a “work for hire” basis and that all Intellectual Property, as defined below, and all rights, titles and interests, both legal and equitable, in and to the Intellectual Property developed to date or to be developed during the existence of a consulting or employee relationship between the Parties belong solely to the Company. To the extent such work may not be deemed a “work for hire” under applicable law, the Employee hereby assigns to the Company all of its right, title, and interest in and to such work. The Employee shall execute and deliver to the Company any instruments of transfer and take such other action that the Company may reasonably request, including, without limitation, executing and filing, at the Company’s expense, copyright applications, assignments, and other documents required for the protection of the Company’s rights to such materials. If Employee is performing services as a Employee to the Company, Employee hereby waives, and represents and warrants to Company, that its employees or personnel providing such services have waived all rights which the Employee or its employees and personnel may have in the Intellectual Property, including the right to restrain use or reproduction of the Intellectual Property in any context and in connection with any product, service, cause or institution. If the Employee intends to integrate or incorporate any work that it previously created into any work product to be created in furtherance of its performance of services to the Company, the Employee must obtain the Company’s prior written approval of such integration or incorporation. If the Company, in its reasonable discretion, consents, the Company is hereby granted an exclusive, worldwide, royalty-free, perpetual, irrevocable license to use, distribute, modify, publish, and otherwise exploit the incorporated items in connection with the work product developed for the Company.

(b)“Intellectual Property” shall include, but is not limited to, all tangible results and proceeds of the services rendered by Employee, and every concept, development, design, process, computer program, invention, procedure, system, writing, drawing, plan, know-how, trade secret, copyright, data, market research, product or service details, economic information, works in progress, records, diagrams, notes, drawings, specifications, schematics, documents, designs, improvements, inventions, discoveries, developments, trademarks, customer lists, databases, software, programs, middleware, applications, and solutions conceived, made, or discovered by the Employee, solely or in collaboration with others, or any other intangible asset of value, which are in any way related to the business of Company and which are created, developed, invented or written by the Employee or by any of its personnel for the purpose of the provision of services to the Company.

(c)The Employee shall maintain the confidentiality of all Confidential Information, as defined below, disclosed to the Employee, and shall take all necessary precautions against unauthorized disclosure of the Confidential Information. The Employee shall not directly or indirectly disclose, allow access to, transmit or transfer any Confidential Information to any third party without the prior written consent of Company. The Employee shall not use or copy any Confidential Information except as may be reasonably required to perform services to the Company.

(d)“Confidential Information” means all information and data, including, but not limited to, all business, planning, performance, financial, product, trade secrets, technical, sales, marketing, contractual, or employee, information and data, disclosed orally, in writing or electronically to the Employee by the Company hereunder. Confidential Information shall not include information which (i) is or becomes

(e)generally available to the public without the Employee’s fault, (ii) is lawfully obtained by Employee from a third party or parties unconnected to the Company, without breach of any confidentiality obligations hereunder, or (iii) is required to be disclosed by law.

(f)The Employee acknowledges that the Company has received and in the future may receive from third parties their confidential or proprietary information subject to a duty on the part of the Company to maintain the confidentiality of such information and to use it only for certain limited purposes. The Employee shall hold all such confidential or proprietary information in the strictest confidence and shall not disclose it to any person, firm or corporation or use it except as necessary in providing the services hereunder in a manner consistent with the Company's agreement with such third party.

(g)Upon the request of Company, and in any event upon the termination or expiration of this Agreement, the Employee shall immediately return to Company all materials, including all copies in whatever form, containing any Confidential Information which are in the Employee's possession or under his control.

(h)In addition to any other remedies with Company may have by virtue of this Agreement, Employee agrees that in the event a breach of the obligations of this Section 6, Company shall be entitled to obtain a temporary restraining order and preliminary injunction against Employee to restrain any violation thereof.

Section 7.  Covenants not to Compete or Interfere. The Employee agrees, providing the company is not in material breach of any of the terms or conditions of this Agreement, that during the Term herein described in Section 3 and for a period of two (2) years after the date of the Employee’s termination, that (a) Employee shall not intentionally interfere with, disrupt or attempt to disrupt the relationship, contractual or otherwise, between the Company and any customer, supplier, lessor or employee of the Company or any of its subsidiaries; and (b) Employee shall not, as a sole proprietor or otherwise for his own account or as a partner, employee, officer, director, manager, agent, distributor, Employee, marketing representative, associate, investor, or otherwise, directly or indirectly, own, purchase, organize or take preparatory steps for the organization of finance, work for, provide services to, advise, acquire, lease, operate, manage or invest in or permit his name to be used or employed in connection with any business that engages in providing technology or products in direct competition with the Company (the “Business”).  Employee further agrees that the covenants and other provisions of this paragraph shall cover his activities in the whole of the Americas, Europe, Australia and Asia (the “Territory”).  The parties hereto agree that the covenants contained in this paragraph (b) shall be construed as if the covenants are divided into separate and distinct covenants in respect of each of the products and services of the Business, each capacity in which the party is prohibited from competing, and each part of the world in which such competition is prohibited from taking place.  The territorial restrictions contained in this Section 7 are properly required for the adequate protection of the Business and in the event any covenant or other provision contained in this Section 7 shall be deemed to be illegal, unenforceable, or unreasonable by a court or other tribunal of competent jurisdiction with respect to any part of the Territory or otherwise, such covenant or provision shall not be affected with respect to any other part of the Territory or otherwise, and each of the parties hereto agrees and submits to the reduction of said territorial restriction or other provisions to such and area or otherwise as said court shall deem reasonable.  In the event that the Company is in material breach of terms of this contract, this clause is considered null and void.  The parties further agree that if any provision of this Agreement is found to be unenforceable, it shall not affect the ability to enforce the remaining provisions and the court shall enforce all remaining provisions to the extent permitted by law.

Section 8. Indemnification. In addition to any rights to indemnification from the Company to which Employee is entitled to under the Articles of Company and Bylaws, company shall indemnify Employee at all times during and after the term of this Agreement to the maximum extent permitted under any applicable state or federal law, against any unintentional actions by Employee or any and all actions preformed by the Company, and accordingly shall pay Employee’s expenses in defending any civil or action, suit, or proceeding in advance of the final disposition of such action, suit or proceeding, to the extent permitted under such applicable state or federal laws.

Section 9. Insurance. The Company, at its election and for its benefit, may insure the Employee against accidental loss or death.  In this event, Employee shall submit to such physical examination and supply such information as may be required in connection therewith.  Company will maintain directors and officers’ liability insurance during the Term.

Section 10. Miscellaneous.

(a)Notices. Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and if sent by registered or certified mail to his last known residence in the case of the Employee or to its last known principal office in the case of the Company.

(b)Waiver of Breach. The waiver by either party of a breach of any provision of this Agreement shall not operate or be construed by a waiver of any subsequent breach.

(c)Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Wyoming, without reference to conflict of laws provisions of such jurisdiction.

(d)Arbitration. If at any time during the term of this Agreement any dispute, difference, or disagreement shall arise upon or in respect of the Agreement, and the meaning and construction hereof, every such dispute, difference, and disagreement shall be referred to a single arbiter agreed upon by the parties, or if no single arbiter can be agreed upon, the Parties agree to arbitrate with JAMS in Salt Lake County, California, and judgement upon the award rendered by the arbiter may be entered in any court having jurisdiction thereof.

(e)Prevailing Party. In the event an arbitration, suit or action is brought by any party under this Agreement to enforce any of its terms, or in any appeal therefrom, it is agreed that the prevailing party shall be entitled to reasonable attorneys’ fees to be fixed by the arbitrator, trial court, and/or appellate court.

(f)Assignment. This Agreement may not be assigned by either Party.

(g)Entire Agreement. This instrument contains the entire agreement of the Parties.  It may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, modification, extension or discharge is sought.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the later of the signature dates below.

GATC HEALTH CORP

/s/ Gene O’Bryan/s/ Gerald DeCiccio

Gene O’Bryan, Chief Operating OfficerGerald A. DeCiccio